Exhibit 12.2

Corporate Office Properties Trust and Subsidiaries

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands)

	Three Months Ended	Years Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before equity in (loss) income of unconsolidated entities and income taxes	$9,112	$7,570	$(88,283)	$24,353	$46,126	$44,919
Gain on sales of real estate, excluding discontinued operations	2,354	21	2,732	2,840	—	1,682
Combined fixed charges and preferred share dividends (from below)	31,291	133,345	139,159	135,836	115,014	122,395
Amortization of capitalized interest	513	1,798	1,610	1,363	1,105	890
Distributed loss of equity investees	—	—	(31)	—	—	(203)
Subtract:
Capitalized interest (from below)	(2,440)	(13,903)	(17,400)	(16,524)	(15,461)	(18,312)
Preferred share dividends included in fixed charges	(6,106)	(20,844)	(16,102)	(16,102)	(16,102)	(16,102)
Preferred unit distributions included in fixed charges	(165)	(676)	(660)	(660)	(660)	(660)
Total earnings	$34,559	$107,311	$21,025	$131,106	$130,022	$134,609

Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$22,307	$94,624	$98,222	$95,729	$76,718	$79,542
Interest expense on discontinued operations	64	2,174	6,079	6,399	5,702	7,379
Capitalized interest (internal and external)	2,440	13,903	17,400	16,524	15,461	18,312
Amortization of debt issuance costs-capitalized	101	649	183	19	30	32
Interest included in rental expense	108	475	513	403	341	368
Preferred share dividends	6,106	20,844	16,102	16,102	16,102	16,102
Preferred unit distributions	165	676	660	660	660	660
Total combined fixed charges and preferred share dividends	$31,291	$133,345	$139,159	$135,836	$115,014	$122,395

Ratio of earnings to combined fixed charges and preferred share dividends	1.10	0.80	0.15	0.97	1.13	1.10

Deficiency		$26,034	$118,134	$4,730